The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated February 3, 2015
Pricing Supplement to the Prospectus dated June 27, 2014,
the Prospectus Supplement dated June 27, 2014, and the Product Supplement dated June 30, 2014
US$●
Senior Medium-Term Notes, Series C
Autocallable Cash-Settled Notes with Fixed Interest Payments due February 29, 2016
Linked to the SPDR® S&P Oil & Gas Exploration and Production ETF

•
This pricing supplement relates an offering of Autocallable Cash-Settled Notes with Fixed Interest Payments linked to the SPDR® S&P Oil & Gas Exploration and Production ETF (the “Reference Stock Issuer”). We refer to the shares of the Reference Stock Issuer as the “Reference Stock.”

•
The notes are designed for investors who are seeking fixed periodic interest payments equal to 1.25% of the principal amount per month, as well as a return of principal if the closing price of the Reference Stock on any monthly Call Date is greater than 110% of its Initial Stock Price (the “Call Level”).  Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.

•
The notes will bear interest at a rate equal to 1.25% of the principal amount per month ($12.50 per $1,000 in principal amount).  Interest will be payable on the final business day of each month, beginning on March 31, 2015, and until the maturity date, subject to the automatic redemption feature.

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If on any Call Date, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically called. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

•
The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the Final Stock Price of the Reference Stock is below the Trigger Price on the Valuation Date.

•
If the notes are not automatically redeemed, and the Final Stock Price is lower than the Trigger Price on the Valuation Date, investors are subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount.

•	The notes will not be listed on any securities exchange.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on or about February 25, 2015, and the notes are expected to settle through the facilities of The Depository Trust Company on or about February 27, 2015.

•	The notes are scheduled to mature on or about February 29, 2016.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Initial Stock Price	Trigger Price (% of the Initial Stock Price)	CUSIP	Price to Public(1)	Agent’s Commission(1)(2)	Proceeds to Bank of Montreal
0081	SPDR® S&P Oil & Gas Exploration and Production ETF	XOP			85%	06366RZV0	100%	●% US$●	●% US$●

(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees, or commissions. The public offering price for investors purchasing the notes in these accounts may be between $982.50 and $1,000 per $1,000 in principal amount.

(2)	The actual agent’s commission will be set forth in the final pricing supplement.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $965.70 per $1,000 in principal amount. The estimated initial value of the notes on the Pricing Date may differ from this value but will not be less than $950.00 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Stock:	Shares of SPDR® S&P Oil & Gas Exploration and Production ETF (ticker symbol: XOP)

Interest Rate:	1.25% of the principal amount per month unless earlier redeemed. Accordingly, each interest payment will equal $12.50 for each $1,000 in principal amount per month.

Interest Payment Dates:	Interest will be payable on the final business day of each month, beginning on March 31, 2015, and until the maturity date, subject to the automatic redemption feature.

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

Call Dates:
March 27, 2015, April 28, 2015, May 27, 2015, June 26, 2015, July 29, 2015, August 27, 2015, September 28, 2015, October 28, 2015, November 25, 2015, December, 29, 2015, January 28, 2016 and the Valuation Date.

Call Settlement Dates:	The second business day following the applicable Call Date. The call settlement date for the final Call Date will be the maturity date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless a Barrier Event has occurred.

If a Barrier Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of your notes, and may be zero.

You will receive the applicable interest payment at maturity, whether or not a Barrier Event has occurred.

Barrier Event:	A Barrier Event will be deemed to occur if the Final Stock Price is less than the Trigger Price.

Percentage Change:	Final Stock Price - Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:
The closing price of the Reference Stock on the Pricing Date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Call Level:	110% of the Initial Stock Price.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

Trigger Price:	85% of the Initial Stock Price

Pricing Date:	On or about February 25, 2015

Settlement Date:	On or about February 27, 2015

Valuation Date:	On or about February 25, 2016

Maturity Date:	On or about February 29, 2016

Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the Reference Stock.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The Pricing Date and the settlement date are subject to change. The actual Pricing Date, settlement date, Interest Payment Dates, Call Dates, Valuation Date and maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 30, 2014, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 30, 2014: http://www.sec.gov/Archives/edgar/data/927971/000121465914004757/b626141424b5.htm

•	Prospectus supplement dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether a Barrier Event occurs.   If the Final Stock Price is less than the Trigger Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes, and your payments on the notes could be limited to the monthly interest payments.

•
Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than the Call Level. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•
Your return on the notes, if any, is limited to the applicable interest payments, regardless of any appreciation in the value of the Reference Stock. — Unless the notes are automatically called, you will not receive a payment at maturity with a value greater than your principal amount plus the final interest payment.  If the notes are automatically called, you will not receive a payment greater than the principal amount plus the applicable interest payment, even if the Final Stock Price exceeds the Call Level by a substantial amount.  Accordingly, your maximum return for each $1,000 in principal amount of the notes is equal to the 12 monthly payments of $12.50, or $150, a 15% return.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or the securities held by the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

•
Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Reference Stock, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•
The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•
Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

•
Owning the notes is not the same as owning shares of the Reference Stock or a security directly linked to the Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Reference Stock or a security directly linked to the performance of the Reference Stock and held that investment for a similar period.  Your notes may trade quite differently from the Reference Stock.  Changes in the price of the Reference Stock may not result in comparable changes in the market value of your notes.  Even if the price of the Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Reference Stock increases. In addition, any dividends or other distributions paid on the Reference Stock will not be reflected in the amount payable on the notes.

•
You will not have any shareholder rights and will have no right to receive any shares of the Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the Reference Stock, or any securities held by the Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

•
No Delivery of Shares of the Reference Stock. — The notes will be payable only in cash. You should not invest in the notes if you seek to have the shares of the Reference Stock delivered to you at maturity.

•
Changes that affect the Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of S&P Dow Jones Indices LLC (the “Index Sponsor” or “S&P”), the sponsor of the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amount payable on the notes at maturity, whether the notes are automatically called, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the Index Sponsor discontinues or suspends the calculation or publication of the Underlying Index.

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Adjustments to the Reference Stock could adversely affect the notes. — SSgA Funds Management, Inc.  (“SSFM”), as the sponsor and advisor of the Reference Stock, is responsible for calculating and maintaining the Reference Stock. SSFM can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We have no affiliation with the index sponsor and will not be responsible for its actions. — The sponsor of the Underlying Index is not our affiliate, and will not be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of the index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  The index sponsor has no obligation of any sort with respect to the notes.  Thus, the index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to the index sponsor.

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We and our affiliates do not have any affiliation with the investment advisor or the Reference Stock Issuer and are not responsible for its public disclosure of information. — The investment advisor of the Reference Stock Issuer advises the Reference Stock Issuer on various matters, including matters relating to the policies, maintenance and calculation of the Reference Stock. We and our affiliates are not affiliated with the investment advisor or the Reference Stock Issuer in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the methods or policies relating to the Reference Stock. Neither the investment advisor nor the Reference Stock Issuer is involved in the offering of the notes in any way or has any obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock Issuer that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor, the Reference Stock Issuer or the Reference Stock contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Reference Stock Issuer.

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The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

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The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock Issuer’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock, the securities that it holds, or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock, such securities, or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Reference Stock. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Reference Stock or the securities held by the Reference Stock.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Reference Stock or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to Reference Stock at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

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The stocks included in the Underlying Index are concentrated in one sector. — All of the stocks included in the Underlying Index are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the Underlying Index, which the Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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The stocks of companies in the oil and gas sector are subject to swift price fluctuations. —  The issuers of the stocks held by the Reference Stock and included in the Underlying Index develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the Reference Stock and included in the Underlying Index, the market price of the Reference Stock, and the value of the notes.

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $85.00 (85% of the hypothetical Initial Stock Price), a hypothetical Call Level of $110 (110% of the hypothetical Initial Stock Price), the Interest Rate of 1.25% per month, a range of hypothetical Final Stock Prices and the effect on the payment at maturity: (i) if the Final Stock Price of the Reference Stock does not fall below the Trigger Price, your payment at maturity will be 100% of the principal amount plus the final interest payment; however, (ii) if the Final Stock Price is less than the Trigger Price, the value of the cash payment that you receive will be less than your principal amount. You will also receive the final interest payment on the maturity date whether or not the Final Stock Price is less than the Trigger Price.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price is below the Trigger Price on the Valuation Date. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity not Including the Final Interest Payment	Payment at Maturity Including the Final Interest Payment
$150.00	150.00%	$1,000.00	$1,012.50
$125.00	125.00%	$1,000.00	$1,012.50
$110.00	110.00%	$1,000.00	$1,012.50
$100.00	100.00%	$1,000.00	$1,012.50
$90.00	90.00%	$1,000.00	$1,012.50
$85.00	85.00%	$1,000.00	$1,012.50
$75.00	75.00%	$750.00	$762.50
$70.00	70.00%	$700.00	$712.50
$65.00	65.00%	$650.00	$662.50
$50.00	50.00%	$500.00	$512.50
$25.00	25.00%	$250.00	$262.50
$0.00	0.00%	$0.00	$12.50

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.
Autocallable RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0081	SPDR® S&P Oil & Gas Exploration and Production ETF	15.00%	0.81%	14.19%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated June 30, 2014 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes. We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date will be determined based on market conditions at that time.

The Reference Stock

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Reference Stock and the Reference Stock will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Reference Stock or any securities included in the Underlying Index. Neither we nor any of our affiliates participates in the preparation of the publicly available documents described below. Neither we nor any of our affiliates has made any due diligence inquiry with respect to the Reference Stock in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below and that would affect the trading price of the shares of the Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock could affect the price of the shares of the Reference Stock on the valuation date, and therefore could affect the payment at maturity.

The selection of the Reference Stock is not a recommendation to buy or sell the shares of the Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Stock. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to the Reference Stock may be obtained through the SEC’s website at http://www.sec.gov.

The Reference Stock is an investment portfolio maintained and managed by SSFM. The Reference Stock trades on the NYSE Arca under the ticker symbol “XOP.” The inception date of the Reference Stock is June 19, 2006. Prior to January 8, 2007, the Reference Stock was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust (“SPDR”) under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The Reference Stock is composed of companies that are in the oil and gas sector exploration and production. As of January 27, 2015, there were 83 oil and gas exploration and production sector companies included in the Reference Stock. As of January 27, 2015, no single company represented more than 2% of the Reference Stock’s holdings.

The Reference Stock utilizes a “replication” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. Reference Stock will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index.
The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information.  Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P.

The Underlying Index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

•
Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

•
Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

•
Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

•
Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

Historical Information of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2011 through January 23, 2015.

		High (in $)	Low (in $)

2011	First Quarter	64.50	52.75
	Second Quarter	64.97	54.71
	Third Quarter	65.24	42.80
	Fourth Quarter	57.56	39.99

2012	First Quarter	61.34	52.67
	Second Quarter	57.85	45.20
	Third Quarter	59.35	48.73
	Fourth Quarter	57.38	50.69

2013	First Quarter	62.10	55.10
	Second Quarter	62.61	54.71
	Third Quarter	66.47	58.62
	Fourth Quarter	72.74	65.02

2014	First Quarter	71.83	64.04
	Second Quarter	83.45	71.19
	Third Quarter	82.08	68.83
	Fourth Quarter	66.84	42.75

2015	First Quarter (through January 23, 2015)	48.35	42.55